                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         THE ELDER-BEERMAN STORES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    284470101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
            Stuart J. Lissner, Managing Director, PPM America, Inc.
     225 West Wacker Drive, Suite 1200, Chicago, IL  60606  (312) 634-2501
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                  June 7, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------
CUSIP No. 284470101                                     Page 2 of 9 Pages
-------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   PPM America Special Investments Fund, L.P.
                                36-408-6849
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                  (b) x
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                       OO
-------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware, USA
-------------------------------------------------------------------------
       7     SOLE VOTING POWER
                                                 None
-------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------
       8      SHARED VOTING POWER
                                               1,231,244
-------------------------------------------------------------------------
       9      SOLE DISPOSITIVE POWER
                                                 None
-------------------------------------------------------------------------
       10     SHARED DISPOSITIVE POWER
                                               1,231,244
-------------------------------------------------------------------------

-------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               1,231,244
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [_]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                 8.25%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                                             IN
-------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 284470101                                     Page 3 of 9 Pages
-------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      PPM America Fund Management GP. Inc.
                                  36-408-6845
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                  (b) x
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                       OO
-------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware, USA
-------------------------------------------------------------------------
       7    SOLE VOTING POWER
                                                       None
-------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------
       8    SHARED VOTING POWER
                                                    1,231,244/1/
-------------------------------------------------------------------------
       9    SOLE DISPOSITIVE POWER
                                                       None
-------------------------------------------------------------------------
       10   SHARED DISPOSITIVE POWER
                                                    1,231,244/1/
-------------------------------------------------------------------------

-------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    1,231,244/1/
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [_]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        8.25%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                                         CO
-------------------------------------------------------------------------


--------------------------
/1/       All of the securities covered by this report are owned legally by PPM
America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
                                  ------------
CUSIP No. 284470101                                     Page 4 of 9 Pages
-------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  PPM America Special Investments CBO II, L.P.
                                   98-017-9401
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                  (b) x
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                       OO
-------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       Delaware, USA
-------------------------------------------------------------------------
       7    SOLE VOTING POWER
                                                           None
-------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------
       8    SHARED VOTING POWER
                                                           735,624
-------------------------------------------------------------------------
       9    SOLE DISPOSITIVE POWER
                                                            None
-------------------------------------------------------------------------
       10   SHARED DISPOSITIVE POWER
                                                           735,624
-------------------------------------------------------------------------

-------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           735,624
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [_]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            4.93%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                                             PN
-------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284470101                                     Page 5 of 9 Pages
-------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     PPM America CBO II Management Company
                                 98-017-9391
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                  (b) x
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                        OO
-------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware, USA
-------------------------------------------------------------------------
       7    SOLE VOTING POWER
                                                     None
-------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------
       8    SHARED VOTING POWER
                                                   735,624/2/
-------------------------------------------------------------------------
       9    SOLE DISPOSITIVE POWER
                                                     None
-------------------------------------------------------------------------
       10   SHARED DISPOSITIVE POWER
                                                   735,624/2/
-------------------------------------------------------------------------

-------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   735,624/2/
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [_]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     4.93%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                                      CO
-------------------------------------------------------------------------


--------------------------
/2/      All of the securities covered by this report are owned legally by PPM
America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284470101                                     Page 6 of 9 Pages
-------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                               PPM America, Inc.
                                  36-371-4794
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                   (b) x
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                       OO
-------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware, USA
-------------------------------------------------------------------------
       7    SOLE VOTING POWER
                                                          None
-------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
--------------------------------------------------------------------------
       8     SHARED VOTING POWER
                                                     1,966,868/3/
--------------------------------------------------------------------------
       9     SOLE DISPOSITIVE POWER
                                                          None
--------------------------------------------------------------------------
       10    SHARED DISPOSITIVE POWER
                                                     1,966,868/3/
--------------------------------------------------------------------------

--------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,966,868/3/
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*  [_]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        13.18%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                                         IA
-------------------------------------------------------------------------



--------------------
/3/ All of the securities covered by this report are owned legally by SIF I or CBO II, and none are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of both SIF I GP and CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities covered by this statement.

Item 4.  Purpose of Transaction.
         ----------------------


     In Amendment No. 3 to its Schedule 13D, filed on March 21, 2000, PPM indicated that it intended to nominate and to solicit proxies for the election of three new independent directors for election at the Company's next annual meeting in lieu of any incumbents or other nominees proposed by the Company.

     PPM now is amending its 13D to identify its proposed candidates for the Board and also to identify shareholder proposals that it intends to make at the annual meeting of shareholders scheduled for August 24, 2000. PPM has filed preliminary proxy materials with the Securities and Exchange Commission, and a copy of such materials is contained in Exhibit I.

     As explained in more detail in the proxy materials, PPM is taking this action because, in its view, the Company continues to maintain inappropriate constraints on shareholder action and continues to pay its management excessively at a time when the Company's stock price performance continues to be dismal, with an aggregate market capitalization at only a fraction of the Company's liquidation value. Changes in this state of affairs accordingly are essential.

     Thus, as more fully described in its preliminary proxy materials, PPM will nominate the following individuals for election as directors at the Company's upcoming annual meeting:

     (a)  Mark F.C. Berner;
     (b)  Moira A. Cary; and
     (c)  Eugene I. Davis.

     In addition, PPM will make the following shareholder proposals at the Annual Meeting:

     (1) To amend Article IX of the Company's Amended Articles of Incorporation (the "Charter") to eliminate classification of the Company's Board, which currently is divided into three separate classes and elected on a staggered basis, and to replace this structure with a single-class board of directors under which all directors are elected by the shareholders on an annual basis;

     (2) To adopt a new Article XIV to the Charter pursuant to which the Company would opt out of the provisions of Chapter 1704 of the Revised Code of Ohio, which Chapter sets forth certain restrictions on the ability of an Ohio corporation to engage in certain business combinations and other transactions that involve shareholders having the ability to exercise 10% or more of the voting power of such corporation;

     (3) To amend Article X of the Charter to lower from 72% to a simple majority the shareholder approval requirement needed to amend or repeal the sections of the Charter dealing with cumulative voting rights, preemptive rights to acquire shares, share repurchases by the Company, the classification of and staggered election system for the Board and the amendment of Article X itself;

     (4) To amend Regulation 3(a) of the Company's Amended Code of Regulations (the "Code of Regulations") to permit a shareholder or shareholders who own 25% rather than 50% of the outstanding Common Stock to call special meetings of shareholders;

     (5) To amend Regulation 7(c) of the Company's Code of Regulations to eliminate the requirement that any shareholder who desires to bring business before an annual meeting of the Company's shareholders must notify the Company not more than 90 days, but not less than 60 days, in advance of such meeting of its intent to do so and of the nature of such business;

     (6) To amend Regulation 12 of the Code of Regulations to eliminate the requirement that any shareholder who desires to propose any nominees for election to the Company's Board must notify the Company of its intent to do so and of the identity of its proposed nominees not more than 90 days, but not less than 60 days, in advance of such meeting;

     (7) To amend Regulation 34 of the Code of Regulations to lower from 72% to a simple majority the shareholder approval requirement needed to amend or repeal the Regulations dealing with the time and place of shareholder meetings, who may call special meetings of shareholders, the order of business (including advance notice of business to be brought) at shareholder meetings, the size of the Board, the filling of newly-created directorships and Board vacancies, the removal of directors, the nomination of directors (including advance notice of the intent to nominate directors) and the amendment of the Code of Regulations;

     (8) To amend Regulation 9 of the Code of Regulations to lower the shareholder approval requirement needed to alter the size of the Board from 72% to a simple majority;

     (9) To adopt a new Regulation 35 to the Code of Regulations pursuant to which the Company would opt out of the provisions of the Ohio Control Share Acquisition Act, which Act sets forth certain restrictions on the ability of persons to acquire 20% or more of the stock of an Ohio corporation;

     (10) To direct the Company's Board to utilize the $16.7 million remaining in its announced share repurchase program to complete the program;

     (11) To direct the Company's Board to redeem the Company's poison pill shareholder rights plan; and

     (12) To direct the Company's Board to revise its compensation program with respect to its senior officers so as to tie the compensation of such individuals to the market performance of the Company's Common Stock.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2000
                         PPM America, Inc.


                         By:
                              -----------------------------------
                              Name:  Stuart J. Lissner
                              Title:  Managing Director



                         PPM America Special Investments Fund, L.P.

                              By:  PPM America Fund Management GP, Inc.
                                   its managing general partner

                                    By:
                                         --------------------------------
                                         Name:  Stuart J. Lissner
                                         Title: Managing Director



                         PPM America Fund Management GP, Inc.


                         By:
                              -----------------------------------
                              Name:  Stuart J. Lissner
                              Title: Managing Director

                      PPM America Special Investments CBO II, L.P.

                            By: PPM America CBO II Management Company, its General Partner
                                 By:  PPM MGP (BERMUDA), LTD.
                                      As Managing General Partner of the
                                      General Partner

                                 By:
                                      ---------------------------------
                                      Name:  Stuart J. Lissner
                                      Title: Vice President



                      PPM America CBO II Management Company

                            By:   PPM MGP (BERMUDA), LTD.
                                  its Managing General Partner

                                  By:
                                       --------------------------------
                                       Name:  Stuart J. Lissner
                                       Title: Vice President